Vanguard Quantitative Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	99,221,791	3,987,035	96.1%
Emerson U. Fullwood	98,727,834	4,480,991	95.7%
Amy Gutmann	98,720,197	4,488,628	95.7%
JoAnn Heffernan Heisen	98,985,252	4,223,573	95.9%
F. Joseph Loughrey	98,943,017	4,265,808	95.9%
Mark Loughridge	99,106,004	4,102,821	96.0%
Scott C. Malpass	98,939,753	4,269,072	95.9%
F. William McNabb III	99,035,314	4,173,511	96.0%
Deanna Mulligan	99,119,033	4,089,792	96.0%
André F. Perold	98,579,484	4,629,342	95.5%
Sarah Bloom Raskin	99,023,928	4,184,897	95.9%
Peter F. Volanakis	99,115,244	4,093,581	96.0%

*Results are for all funds within the same trust.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Growth and Income Fund	83,199,721	5,074,141	4,547,033	10,387,930	80.6%